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                                                                    Exhibit 2(c)


                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                            LNR PROPERTY CORPORATION

     LNR Property Corporation (the "Corporation"), a Delaware corporation, certifies as follows:

     1. At a duly called meeting of the Corporation's Board of Directors held on January 19, 2000, at which a quorum was present at all times, the Board of Directors adopted and declared advisable the amendment to the Corporation's Certificate of Incorporation described in Paragraph 3.

     2. At the Annual Meeting of Stockholders of the Corporation held on April 12, 2000, at which a quorum was present or represented by proxy at all times, the amendment to the Corporation's Certificate of Incorporation described in Paragraph 3 was adopted by the affirmative vote of holders of a majority of the outstanding stock entitled to be voted on it. Therefore, that amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

     3. The Amendment to the Corporation's Certificate of Incorporation which was adopted as described in Paragraphs 1 and 2 was to amend Article FIFTH of the Corporation's Certificate of Incorporation so that, as amended, Article FIFTH reads as follows:

          FIFTH. The business of the Corporation will be managed by a Board of Directors consisting of not fewer than three nor more than twenty persons, with the exact number to be determined from time to time in accordance with the By-Laws. The Board of Directors will be divided into three classes, each of which will have the highest whole number of directors obtained by dividing the number of directors consisting the entire Board by three, with an additional directors allocated, one to a class, to the classes designated by the Board of Directors. The directors of

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     each class will serve for terms of three years, and until their successors are elected and qualified, or with regard to any particular director, until that director's earlier death or resignation, except that as to the directors elected at the first annual meeting of stockholders at which directors are elected in classes, the terms of the directors of one class will expire at the next following annual meeting of stockholders, the terms of the directors of a second class will expire at the second following annual meeting of stockholders and the terms of the directors of the third class will expire at the third following annual meeting of stockholders. If there is a vacancy in any class of directors, including a vacancy because of a newly created directorship, the person elected to fill that vacancy will serve until the next election of the directors of that class and until that person's successor is elected and qualified.

     As a result of this Amendment, former Articles FIFTH, SIXTH and SEVENTH of the Certificate of Incorporation are hereby renumbered as Articles SIXTH, SEVENTH and EIGHTH, respectively.

        IN WITNESS WHEREOF, I have signed this Certificate on February 26, 2000.

                                                    /s/ Jeffrey P. Krasnoff
                                                  -------------------------
                                                      Jeffrey P. Krasnoff

                                                    President

ATTEST:

/s/ Zena M. Dickstein
------------------------
    Zena M. Dickstein

Secretary


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